Issuer Free Writing Prospectus, dated September 26, 2019

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-229812

LYB International Finance III, LLC

$1,000,000,000 4.200% Guaranteed Notes due 2049

Pricing Term Sheet dated September 26, 2019

Issuer:	LYB International Finance III, LLC
Parent Guarantor:	LyondellBasell Industries N.V.
Security Description:	$1,000,000,000 4.200% Guaranteed Notes due 2049
Distribution:	SEC-registered
Principal Amount:	$1,000,000,000
Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB+ (stable /negative)
Coupon:	4.200%
Public Offering Price:	98.488% of the principal amount
Yield to Maturity:	4.290%
Benchmark Treasury:	UST 2.875% due May 15, 2049
Spread to Benchmark Treasury:	+215 basis points
Benchmark Treasury Price / Yield:	116-02+ / 2.140%
Trade Date:	September 26, 2019
Settlement Date**:	October 10, 2019 (T+10)
Maturity Date:	October 15, 2049
Record Date:	April 1 and October 1 of each year
Interest Payment Dates:	April 15 and October 15 of each year
First Interest Payment Date:	April 15, 2020
Optional Redemption:
Make-Whole Call:	T+35 basis points (at any time before April 15, 2049)
Par Call:	At any time on or after April 15, 2049
Change of Control Triggering Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any
Denominations/Multiple:	$2,000 / $1,000
CUSIP / ISIN:	50249A AA1 / US50249AAA16
Joint Book-Running Managers:	Mizuho Securities USA LLC
Wells Fargo Securities, LLC
BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

Jr. Co-Manager:	PNC Capital Markets LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**It is expected that delivery of the notes will be made to investors on or about October 10, 2019, which will be the tenth business day following the date hereof (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next seven succeeding business days should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling Mizuho Securities USA LLC toll-free at 1-866-271-7406 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.